UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 11-K
_______________________

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one):

☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36097
___________________________

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    Gannett Media Corp. 401(k) Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Gannett Co., Inc.
                        7950 Jones Branch Drive
                        McLean, Virginia 22107

Gannett Media Corp.
401(k) Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Gannett Media Corp. 401(k) Savings Plan, the Gannett Benefit Plans Committee, and the Gannett Co., Inc. Audit Committee
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Gannett Media Corp. 401(k) Savings Plan (the "Plan") as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2005.
Tysons, Virginia
June 11, 2021

Gannett Media Corp. 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2020	December 31, 2019

ASSETS
Investments at fair value:
Gannett Co., Inc. common stock	$15,563,048	$26,251,248
Other investments	1,315,035,333	1,289,638,037
Total investments	1,330,598,381	1,315,889,285
Receivables:
Interest and dividends	75,073	2,891
Notes receivable from participants	8,090,081	11,056,877
Total receivables	8,165,154	11,059,768

Net assets available for benefits	$1,338,763,535	$1,326,949,053
The accompanying notes are an integral part of these financial statements.

Gannett Media Corp. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended
December 31, 2020

Net assets available for benefits at beginning of year	$1,326,949,053

Additions to net assets:
Contributions:
Employer, net	15,552,380
Rollovers	2,928,941
Employee	41,272,418
Total contributions	59,753,739

Interest income on notes receivable from participants	516,968

Investment income:
Interest and dividends	7,915,267
Net appreciation in fair value of investments	151,887,686
Total investment income	159,802,953

Total additions	220,073,660

Deductions from net assets:
Benefits paid to participants	207,423,788
Administrative and other expenses	835,390
Total deductions	208,259,178

Change in net assets	11,814,482

Net assets available for benefits at end of year	$1,338,763,535
The accompanying notes are an integral part of these financial statements.

Gannett Media Corp. 401(k) Savings Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following description of the Gannett Media Corp. 401(k) Savings Plan (the "Plan") provides only general information about the Plan’s provisions. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Gannett Media Corp. and subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On November 19, 2019, New Media Investment Group ("New Media") acquired Gannett Co., Inc. (which was renamed Gannett Media Corp. and is referred to as "Legacy Gannett") and New Media changed its name to Gannett Co. Inc. Effective December 31, 2020, the Plan was renamed the Gannett Media Corp 401(k) Savings Plan (the "Gannett 401(k) Plan"). On December 31, 2020, the Gannett Co., Inc. Retirement Savings Plan (the "New Media 401(k) Plan") was merged into the Gannett 401(k) Plan and the New Media 401(k) Plan was discontinued. Active participation in the merged Gannett 401(k) Plan by former New Media 401(k) Plan participants commenced January 1, 2021.

Eligibility

Generally, regular eligible full-time, part-time and temporary U.S. employees of a participating affiliate on Gannett Media Corp. payroll are eligible to participate in the Plan immediately. Participation will begin as soon as administratively practicable after enrollment in the Plan. Employees covered under collective bargaining agreements are eligible to participate in the Plan only if participation has been bargained.

Administration of Plan Assets

Effective January 1, 2020, the assets of the Plan are held under a trust agreement with Fidelity Management Trust Company (the "Trustee") and Fidelity Workplace Services LLC ("Fidelity") serves as the record-keeper of the Plan and the broker/dealer of assets held in the brokerage window. The Gannett Benefit Plans Committee serves as the Plan administrator. Prior to January 1, 2020, the assets of the Plan were held under a trust agreement with Northern Trust and Vanguard Fiduciary Trust Company and Vanguard Fiduciary Trust Company served as the record-keeper of the Plan and the broker/dealer of assets held in the brokerage window.

Contributions

A participant may generally contribute, on a pre-tax basis and/or as a Roth elective deferral, any whole percentage amount, up to 75 percent of compensation for a payroll period. Additionally, an eligible participant who has attained age 50 before the end of the Plan year shall be eligible to make catch-up contributions. Participant contributions are subject to Internal Revenue Service ("IRS") limitations. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts (rollovers).

All employer contributions shall be made in cash. Company matching contributions to the Plan, with the exception of contributions for certain employees covered under collective bargain agreements, were suspended in August 2020 and will be reinstated with eligible pay earned beginning on July 4, 2021 or July 5, 2021 (as applicable). Company nonelective contributions are made only if so required by a collective bargaining agreement.

Participants are 100% vested in Company safe harbor matching contributions and applicable earnings made on salary deferrals relating to pay dates after January 1, 2019 and on Company qualified matching contributions anticipated to be made beginning July 4, 2021 or July 5, 2021 (as applicable). Any Company contributions that relate to the 2018 plan year or earlier generally vested at the rate of 25% after one year of service, 50% after two years of service and 100% after three years of service, although certain contributions attributable to merged-in plans (including the Gannett Co., Inc. Retirement Savings Plan (formerly the New Media Investment Group Inc. Retirement Savings Plan)) and certain ongoing contributions with respect to specified collectively bargained groups are subject to different vesting schedules.

Forfeitures

In 2020 $1.1 million of forfeitures were applied to offset employer contributions.

Gannett Media Corp. 401(k) Savings Plan
Notes to Financial Statements

Employer Stock

Generally, all Plan participants, except certain designated insiders, could transfer at any time between Gannett company stock and other investment options within the Plan. New investment in the Gannett company stock was frozen as of December 15, 2020 and the Gannett company stock fund was liquidated in May 2021. Participants are entitled to exercise voting rights attributable to the shares allocated to their accounts and are notified by the Company prior to the time that such rights are to be exercised. Fidelity votes uninstructed shares in the same proportion as instructed shares as directed by the Plan’s independent fiduciary (or if there is no such fiduciary, in the same proportion as instructed shares).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the employer’s contribution (if any) and the respective investment earnings or losses, less expenses, of the individual funds in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account as described under Contributions above.

Notes Receivable from Participants

Under the terms of the Plan, participants generally may borrow from their accounts up to 50 percent of their vested account balance, with a minimum loan of $1,000, up to a maximum of $50,000. The loans are secured by the balance in the participants’ accounts, generally bear interest at the prime rate plus 1%. Terms of a general purpose loan may not exceed five years and a loan for a primary residence may exceed 5 years. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Payment of Benefits

Upon termination of employment (including but not limited to termination by reason of retirement, disability or death), participants or their beneficiaries are generally eligible to receive their benefits in a lump sum, partial payments or installments. Active employees may take withdrawals of all or part of their vested account balances upon attainment of age 59½, from specified accounts in the event of certain absences on military leave, and from after-tax or rollover accounts at any time. Limited hardship withdrawals are also available from certain accounts for active employees.

Plan Termination

Although the Company has not expressed any intent to amend, suspend, or terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks, such as interest rate risk, market risk and credit risk, as well as valuation assumptions based on earnings, cash flows, and/or other such techniques. Due to the level of risk associated with certain investment securities and to uncertainties inherent in the estimations and assumptions process, it is

Gannett Media Corp. 401(k) Savings Plan
Notes to Financial Statements
at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

In March 2020, the COVID-19 pandemic resulted in significant volatility in the global financial markets. The impact of the COVID-19 pandemic on companies continues to evolve and its future effects on the Plan’s net assets available for benefits and changes in net assets available for benefits are uncertain.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was passed by Congress. The CARES Act provided immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distributions and participant loans. The provisions of the CARES Act could be effective and operationalized immediately, prior to amending the Plan document. Plan management adopted the CARES Act distribution provision which allowed a withdrawal of up to $100,000 (or full account balance if less than $100,000) from the account without the 10% penalty on withdrawals prior to reaching age 59½, effective April 6, 2020 (May 1, 2020 in the case of the Gannett Co., Inc. Retirement Savings Plan) through December 30, 2020. Additionally, Plan management adopted the provision allowing 401(k) loan payment deferments until December 31, 2020.

Investment Valuation and Income Recognition

Investments are reported at fair value or contract value, depending on the relevant accounting guidance.

Fair value is the price that would have been received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement dates, December 31, 2020 and December 31, 2019. See Note 5 - Fair Value Measurements for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income on Plan investments is accrued when earned. Net appreciation or depreciation in the fair value of investments consists of the gains or losses on investments bought and sold as well as held during the year.

Administrative Expenses

Generally, administrative expenses are paid by participants.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated December 30, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

U.S. GAAP requires the evaluation of uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 4 - RELATED PARTIES

The Plan makes certain investments which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

As of December 31, 2020 and 2019, the fair value of the Plan’s investment in Gannett common stock was approximately $15.6 million and $26.3 million, respectively. At December 31, 2020 and 2019, the Plan held 4,616,961 and 4,074,113 shares of

Gannett Media Corp. 401(k) Savings Plan
Notes to Financial Statements
Gannett common stock, respectively. No dividends were earned by the Plan on the Gannett common stock for the year ended December 31, 2020. The Plan also owns investments sponsored by the Trustee and record-keeper, Fidelity.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

NOTE 5 – FAIR VALUE MEASUREMENTS

The Plan measures and records certain assets and liabilities at fair value. A fair value measurement is determined based on market assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require use of our own estimates and assumptions through present value and other valuation techniques in determination of fair value (Level 3).

Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common stock: Valued primarily at the closing price reported in the active market in which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Liquidity funds: Consist of cash or cash equivalents, including investments in money market funds or other short-term investment funds providing daily liquidity, and are valued at cost, which approximates fair value.

Self-directed brokerage accounts: Consist entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Target date funds: Consist of commingled investments within various funds. Investments are valued using net asset values ("NAV") provided by the administrator of the underlying fund available daily to participants; the unit price is based on underlying investments which are traded on an active market. Investment transactions may occur daily and investments are redeemable at any time.

Common collective funds: Consist of commingled investments that are valued using net asset values ("NAV") provided by the administrator of the underlying fund available daily to participants; the unit price is based on underlying investments which are traded on an active market. Investment transactions may occur daily and investments are redeemable at any time.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gannett Media Corp. 401(k) Savings Plan
Notes to Financial Statements
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020:

	Level 1	Level 2	Total
Common stock - Gannett Co., Inc.	$15,563,048	$—	$15,563,048
Mutual funds	279,730,614	—	279,730,614
Liquidity funds	—	2,169,184	2,169,184
Target date funds	823,257,522	—	823,257,522
Common collective funds	190,046,883	—	190,046,883
Self-directed brokerage accounts	19,831,130	—	19,831,130
Total assets at fair value	$1,328,429,197	$2,169,184	$1,330,598,381

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	Level 1	Level 2	Total
Common stock - Gannett Co., Inc.	$26,251,248	$—	$26,251,248
Mutual funds	460,103,565	—	460,103,565
Liquidity funds	—	2,152,962	2,152,962
Target date funds	614,777,563	—	614,777,563
Common collective funds	198,339,378	—	198,339,378
Self-directed brokerage accounts	14,264,569	—	14,264,569
Total assets at fair value	$1,313,736,323	$2,152,962	$1,315,889,285

NOTE 6 - SUBSEQUENT EVENTS

New investment in the Gannett company stock under the Plan was frozen as of December 15, 2020 and the Gannett company stock fund was liquidated in May 2021.

Gannett Media Corp. 401(k) Savings Plan
EIN: 47-2390983 Plan Number 100
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
GANNETT CO., INC., COMPANY STOCK *	Employer securities		$15,563,048

NOTES RECEIVABLE FROM PARTICIPANTS *	Interest rates ranging from 3.25-8.5%; maximum credit term of 15 years		$8,090,081

FIDELITY *	Self-Directed Brokerage Account		$19,831,130

CRM SMMIDCP VAL INST	Value of Mutual Funds		547,956
DODGE & COX STOCK	Value of Mutual Funds		1,189,516
FID US BOND IDX *	Value of Mutual Funds		34,187,234
FID 500 INDEX *	Value of Mutual Funds		191,176,135
FID GLB EX US IDX *	Value of Mutual Funds		18,065,715
FID SM CAP IDX *	Value of Mutual Funds		1,324,638
Vanguard Treasury MM	Value of Mutual Funds		33,239,420
	Total Value of Mutual Funds		$279,730,614

NTGI COLTV GOVT STIF REGI STERED	Value of Interest in Common/Collective Funds		2,169,184
HARB CAP APPR CIT 2	Value of Interest in Common/Collective Funds		3,008,650
WIT CIT II CR PL BD 4	Value of Interest in Common/Collective Funds		40,197,215
WASATCH SM CP GRTH A	Value of Interest in Common/Collective Funds		420,367
MAWER INTL EQ CIT A	Value of Interest in Common/Collective Funds		49,014,956
VANG RET SAV TR III	Value of Interest in Common/Collective Funds		97,405,695
	Total Value of Interest in Common/Collective Funds		$192,216,067

VANGUARD TARGET 2015	Value of Interest in Target Date Funds		23,864,673
VANGUARD TARGET 2020	Value of Interest in Target Date Funds		89,438,047
VANGUARD TARGET 2025	Value of Interest in Target Date Funds		175,973,577
VANGUARD TARGET 2030	Value of Interest in Target Date Funds		171,965,167
VANGUARD TARGET 2035	Value of Interest in Target Date Funds		129,490,630
VANGUARD TARGET 2040	Value of Interest in Target Date Funds		79,814,597
VANGUARD TARGET 2045	Value of Interest in Target Date Funds		64,980,573
VANGUARD TARGET 2050	Value of Interest in Target Date Funds		43,960,056
VANGUARD TARGET 2055	Value of Interest in Target Date Funds		25,141,497
VANGUARD TARGET 2060	Value of Interest in Target Date Funds		10,147,100
VANGUARD TARGET 2065	Value of Interest in Target Date Funds		1,394,275
VANGUARD TARGET INC	Value of Interest in Target Date Funds		7,087,330
	Total Value of Interest in Target Date Funds		$823,257,522

	Total Investment and participant loans		$1,338,688,462

* Indicates party-in-interest to the Plan
** Cost information for participant directed investments is not required.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Attached

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 11, 2021	GANNETT MEDIA CORP. 401(K) SAVINGS PLAN

		By:	/s/ Douglas E. Horne
Douglas E. Horne Member, Gannett Benefit Plans Committee

		By:	/s/ Samantha Howland
Samantha Howland, Member, Gannett Benefit Plans Committee

		By:	/s/ Walter Nagel
Walter Nagel Member, Gannett Benefit Plans Committee